Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712
(800) 368-5569

Via Edgar

March 15, 2006

Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Life Partners Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended February 28, 2005
Form 10-QSB for the Quarterly Period Ended August 31, 2005
Form 10-QSB for the Quarterly Period Ended November 30, 2005
File No.0-7900

Dear Mr. Pande:

Having received your letter dated February 16, 2006, and having discussed the comments raised therein with you and Mr. Volley, I respectfully submit the following responses. My responses are numbered to correspond to the numbering of the paragraphs in your letter. Except as noted below regarding the restated financial statements, I plan to revise all future filings in response to your letter.

We, the management of the Company, acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings.

Form 10-KSB for the Fiscal Year Ended February 28, 2005

Note (2) Summary of Significant Accounting Policies

Artifacts and Other, page 30

1.	We confirm that we shall provide in future filings, beginning with our Form 10-KSB for the year ended February 28, 2006, disclosures like that in our response letter dated January 27, 2006.

Form 10-QSB for the Quarterly Period Ended August 31, 2005

Consolidated Condensed Statement of Cash Flows, page 7

2.
We propose to restate the cash flow statement for the period ended August 31, 2005, to record the purchase price of policies purchased for our own account ($1,175,529) as “Investments in policies” under the “Cash Flows from Investing Activities” heading and the expense amount ($(620,024)) as “Policy acquisition expense” under the “Cash Flows from Operating Activities” heading. This change in presentation is like the presentation in the Form 10-QSB for the period ended November 30, 2005.

Mr. Amit Pande
March 15, 2006

Form 10-QSB for the Quarterly Period Ended November 30, 2005

Consolidated Condensed Statement of Cash Flows, page 7

3.
We propose to restate the cash flow statement for the period ended November 30, 2005, to combine the amounts for “Investment in income funds” and for “Unrealized loss in marketable securities” to disclose the net cash change in “Investments in income funds” under the heading “Cash Flows from Investing Activities”. We further propose to disclose the amount of the unrealized loss in marketable securities as supplemental disclosure of noncash items at the bottom of the statement.

We have sent you draft statements showing the proposed presentations, which we understand are acceptable to you. Please be advised that our Audit Committee has approved the restatement of these two statements in the manner indicated above. We are filing a Form 8-K disclosing the restatements as of this date and shall file the amended Form 10-QSB’s containing the restatements within the permitted period.

We understand that your comments or our changes to disclosures in response to your comments does not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws.

You may direct questions or comments regarding the comments and responses to Ms. Brenda Phillips at 405-842-4420.

Very truly yours,

Nina Piper
Chief Financial Officer

Cc: Mr. Michael Volley/SEC